

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2015

Via E-Mail
Gannon K. Giguiere
President, Chief Executive Officer, and Secretary
Separation Degrees – One, Inc.
77 Geary Street, 5th Floor
San Francisco, CA 94108

> **Re: Separation Degrees – One, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 26, 2015**
> **File No. 333-201698**

Dear Mr. Giguiere:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1. In your fee table, you include the 99,100,000 shares held by existing shareholders. You indicate by footnote that these shares are not offered for resale. They are also described elsewhere as "restricted," suggesting that they are not available for resale. Please note that Form S-1 is used only to register a securities transaction under the Securities Act of 1933. If you are not seeking to include the shares held by existing shareholders for resale in this offering, as your disclosure suggests, you should revise the fee table to remove references to shares held by existing shareholders and include only those securities that your company is offering for sale to the public. In addition, please revise other sections of your document where you refer to the registration of common stock held by existing shareholders to delete such references. Please revise your filing accordingly. Alternatively, if you intended to register these shares for resale by the selling shareholders or for some other purpose, please advise.

Prospectus Cover Page

2.   The "Subject to Completion" legend appears to be at the bottom of the Registration Statement facing page. Please relocate it so that it appears prominently on the cover page of your prospectus. Refer to Item 501(b)(10) of Regulation S-K.

3.   Please refer to comment 1 above and delete the reference to the registration of restricted shares of common stock or advise.

4.   Regarding the dealer prospectus delivery obligation, please disclose the date specified in Section 4(3) of the Securities Act and Rule 174. Refer to Item 502(b) of Regulation S-K.

Prospectus Summary

Company Overview, page 5

5.   Please substantially revise your summary so that it is brief, concise, and avoids repeating information about your business and related matters provided later in your document. Refer to Item 501(a) of Regulation S-K. In revising this section, please carefully consider and identify those aspects of the offering, your business, and strategies that are most significant and determine how best to highlight those points in clear, plain language. When revising, define any acronyms where first used.

6.   You state that you have not generated any sales, however, the language in the summary suggests that you are actively selling your products and services. You also disclose that your proprietary software was developed "in-house" when you were recently formed and entered into an asset purchase agreement. Language that you provide, offer, coordinate, market, or deliver products or services and that you have developed proprietary software may be inappropriate to convey to an investor the present status of your business. It is also inappropriate to indicate that you generate revenue. Please review and revise here and elsewhere, including under the caption "Description of Business," to state in clearly and unambiguously that you have generated no revenues, have no clients and have not begun meaningful business operations and to provide a more accurate description of your current business activities.

7.   You state in the third paragraph on page 6 that your team members are from "Google, Yahoo, Shopping.com, Broadcom, Cisco, Volcom, Oakley and other leading technology and consumer brands." Please revise to remove promotional language from your document.

8.   We note the third-party websites that you disclose on page 6 and elsewhere in your prospectus, including www.separationdegrees.com. Where you include a hyperlink in your prospectus, you assume responsibility for the hyperlinked information as if it were part of your document. Refer to footnote 41 of Release No. 33-7856 (April 28, 2000).

> Please revise to delete these hyperlinks or advise. Note that references to reports, surveys and the like should include the name of the publisher and report as well as the date of publication.

Risk Factors

You may have limited access…, page 10

9.   Please clarify what you mean by the statement in the last paragraph of this risk factor that you "will not be subject to the protection of the ongoing private regulations." Please note that going-private rules apply to companies that report under Section 15(d) of the Exchange Act.

Our business is competitive…, page 13

10.   Please revise this risk factor to get to the risk as quickly as possible and provide only enough detail to place the risk in context. The specific risk highlighted in this risk factor does not stand out from the extensive level of detail you provide, which is mostly repeated elsewhere in your document. Please revise to eliminate extraneous detail and, if appropriate, by including a specific cross reference to the more detailed discussion elsewhere.

Use of Proceeds, page 17

11.   Please revise the text on page 17 and table on page 18, as well as comparable disclosure elsewhere in your document, to disclose how you will allocate the proceeds of this offering if you sell less than 50% of the offered shares. For example, you should consider disclosing how you will allocate proceeds if you sell 25% or 10% of the offered shares.

12.   In the second paragraph in this section you disclose that part of the proceeds will be used to direct internet traffic to www.separationdegrees.com. According to the "Legal" disclosure in that website, the site and services are provided by Separation Degrees Media, Inc., whose address you share as disclosed in your Description of Property. With a view toward revising your disclosure, tell us the nature of your relationship with Separation Degrees Media, Inc. In addition, explain why you are intending to direct proceeds to a website that appears to be owned by another entity.

Dilution, page 19

13.   In the last two rows in the second table in this section you disclose that there is no dilution to new investors. This is inconsistent with the row immediately above, which discloses an increase in net tangible book value as a result of new investors. Please

reconcile. In addition, expand your table to disclose dilution where only 25% and 10% or your shares in this offering are sold.

Procedures for Subscribing, page 20

14.   Please tell us which provisions of your Subscription Agreement in exhibit 4.2 allow for the rejection of a subscription by the investor. Also tell us how this offering complies with sections 4(a) and 4(w) of your Subscription Agreement regarding registration under the Securities Act.

Description of Securities

Common Stock, page 21

15.   Please tell us which provision of your Bylaws permits shareholders to call special meetings where the meeting is not called after 60 days.

Preferred Stock, page 21

16.   Please describe the rights, privileges, and preferences of your outstanding preferred. Refer to Item 202 of Regulation S-K. In this regard, we note that you are accruing the dividends payable to the Series A preferred shares. Also file the Certificate of Designations, Preferences and Rights of Series A Convertible Stock and Common Stock mentioned in Section 1.03 of your Asset Purchase Agreement in exhibit 10.3.

Description of Business, page 22

17.   Refer to comment 6 above and substantially revise this section to provide an accurate description of your current business activities that reflect your development stage status. In addition, please also provide a description of your assets in Schedule 1.01(a) of exhibit 10.3. Your disclosure should expand on Schedule 1.01(a) to describe in reasonable detail the stage of development and purpose of your software platform as well as your consulting relationships. Also describe how both the platform and consulting relationships will be used to generate revenue.

Competition, page 27

18.   Please tell us what consideration you gave to including a discussion explaining to what extent you compete with Eventure Interactive, Inc. and Separation Degrees Media, Inc. We note that on November 21, 2012 Eventure purchased a software platform with the same description as the platform in Schedule 1.01(a) of your Asset Purchase Agreement in exhibit 10.3. In addition, Separation Degrees Media appears to be in the same line of business.

Employees and Consultants, page 28

19.   Please disclose the number of full and part-time employees. In addition, please disclose the nature of your relationship with your contractors and professional and advisory consultants, such as whether you entered into agreements with these persons and their material obligations under the agreements. If they do not have any obligations to your company, please consider deleting or substantially revising this disclosure to remove any implication to the contrary. Likewise revise your disclosure on page 7.

Description of Property, page 28

20.   We note your disclosure that you do not own any real property. Please disclose the arrangement by which you occupy the premises you describe. File any related material agreements.

Executive Summaries, page 30

21.   You disclose that you have not entered into employment agreements with your key executives. Please reconcile this disclosure with your employment agreements in exhibits 10.1 and 10.2.

22.   Please tell us what consideration you gave to providing disclosure under Item 401(c) of Regulation S-K for your chief technology officer and other key personnel. In this regard, we note your disclosure in the third paragraph on page 7 and the last sentence on page 11.

23.   The date that Mr. Giguiere began working at Eventure Interactive, Inc. is inconsistent with the information in the filings by Eventure. Please reconcile.

24.   Please tell us why you disclose that Mr. Giguiere has not been subject to a bankruptcy petition during the last 10 years. In this regard, we note Mr. Giguiere's bankruptcy disclosure in the Form S-1 filed by Eventure Interactive, Inc. on December 29, 2014.

25.   Please revise to disclose Mr. Rountree's employment with Eventure Interactive, Inc.

Security Ownership of Certain Beneficial Owners and Executive Management, page 33

26.   Please revise your table to include the outstanding preferred stock to the extent the preferred shares have voting rights.

Certain Relationships and Related Transactions, page 34

27.   Please provide materially complete descriptions of your related party transactions with Mr. Giguiere with regard to the Asset Purchase Agreement. Also provide a complete

description of the common share purchases by the individuals in the table on page 33. Refer to Item 404(d)(1) and Instruction 1.b.i to Item 404(a) of Regulation S-K

Recent Sales/Issuance of Unregistered Securities, page 34

28.   Please remove the statement that you have not sold securities to date, as shares "sold" in exchange for consideration otherwise than for cash must be included in this section. Refer to Item 701(c) of Regulation S-K.

29.   You statement in the third paragraph that you are registering shares of common stock issued for services or under service agreements is inconsistent with your disclosure that your existing shareholders are not offering shares for sale. Please advise or revise.

Consolidated Statements of Cash Flows, page F-4

30.   We note that you recognized a dividend accrual of $4,452. In this regard, it appears that this dividend accrual is not a cash flow item, as of December 31, 2014, that should be presented within your consolidated statements of cash flows. As such, please revise this financial statement to remove this item from both operating and financing cash flows.

Other Expenses of Issuance and Distribution, page 38

31.   We note that you include an entry for the SEC registration fee and for "SEC Filings." Clarify the difference between these two entries. We also note that the "Miscellaneous Expenses" of $57,035.20 consists of the majority of your issuance and distribution expenses. Please tell us the nature of these expenses. Refer to Item 511 of Regulation S-K, which requires issuance and distribution expenses to be reasonably itemized.

Indemnification of Directors and Officers, page 38

32.   Please tell us which provision of your bylaws provides for an advance of expenses incurred by officers of directors in proceedings as described in the last two paragraphs of this section.

Signatures

33.   The registration must be signed by the principal accounting officer or controller, or the person performing that function. Please revise your amended filing as appropriate to indicate who is signing the registration statement in this capacity.

Exhibits, page 39

34.   Please tell us what consideration you gave to filing and, where appropriate, providing a materially complete description of your Consulting Agreements entered into with JV Holdings, LLC and Amy Swanson Munro Chaffe.

Exhibit 3.1

35.   Please refile Exhibit 3.1 in a proper electronic format. We refer you to Section 2.1 of the EDGAR Filer Manual-Volume II and Rule 102 of Regulation S-T for further guidance.

Exhibit 4.1

36.   The stock certificate you provided is blank. Please provide a form of common stock certificate for your company.

Exhibit 5.1

37.   Your legal opinion appears to opine on securities that you are not registering for sale. Please have counsel revise to eliminate these shares from the opinion or advise. In addition, because the 20,000,000 shares of common stock are not yet outstanding, please have counsel provide an opinion confirming that the shares will be, when sold, validly issued, fully paid, and non-assessable. Refer to section II.B.1.a of Staff Legal Bulletin No. 19 (October 14, 2011) and file a revised opinion.

Exhibit 10.3

38.   Please provide us your analysis regarding the validity of the transfer of the assets described in Schedule 1.01(a). In this regard, we note you representation in Section 3.02 that there are 500,000,000 authorized shares of preferred. We also note Section 5.01 regarding the accuracy of representations.

39.   Please tell us how the software platform sold by Mr. Giguiere differs from the platform described in the November 21, 2012 Asset Purchase Agreement among Gannon Giguiere, Alan Johnson, Local Event Media, Inc. and Live Event Media, Inc. filed as an exhibit to a Form 8-K on November 28, 2012 by Live Event Media, Inc. We note the identical description of the assets purchased and that they are now owned by Eventure Interactive, Inc., an entity in which Messrs. Giguiere and Rountree are executive officers and which shares the same address as you.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Sharon D. Mitchell, Esq.
        SD Mitchell & Associates, PLC